Exhibit 12.3
TEXAS-NEW MEXICO POWER COMPANY
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$25,875	$24,941	$24,481	$26,233	$27,914
Amortization of debt premium, discount, and expenses	1,100	1,195	1,159	1,493	1,679
Estimated interest factor of lease rental charges	1,229	1,311	1,241	956	1,202

Total Fixed Charges	$28,204	$27,447	$26,881	$28,682	$30,795

Earnings, as defined by the Securities and Exchange Commission:

Earnings from continuing operations before income taxes	$66,088	$60,330	$46,711	$42,099	$36,138
Fixed charges as above	28,204	27,447	26,881	28,682	30,795
Interest capitalized	(593)	(609)	(361)	(706)	(593)

Earnings Available for Fixed Charges	$93,699	$87,168	$73,231	$70,075	$66,340

Ratio of Earnings to Fixed Charges	3.32	3.18	2.72	2.44	2.15	[1]

[1] Earnings from continuing operations before income taxes for the year ended December 31, 2011 includes a pre-tax loss of $3.9 million due to the write-off of regulatory disallowances. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 2.28.